December 21, 2007

Via Edgar

Ellie Quarles

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.

Definitive 14A

Filed April 27, 2007

File No. 0-22513

Dear Ms. Quarles

We received your comment letter dated December 6, 2007 responding to our September 21, 2007 letter on the above-referenced filing. As discussed with our counsel on December 20, 2007 we will respond to your comment letter on or before January 11, 2008.

Very truly yours,

/s/ Michael Deal
Michael Deal
Vice President and Associate General Counsel

cc:	L. Michelle Wilson

Senior Vice President, General Counsel and Secretary

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP